      Filed by PMC Commercial Trust
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities and Exchange Act of 1934

      Subject Company: PMC Capital, Inc.
Commission File No. 001-09589

FOR IMMEDIATE PRESS RELEASE

FOR:	PMC CAPITAL, INC	CONTACT:	Investor Relations
	PMC COMMERCIAL TRUST		972-349-3256
18111 Preston Road, Suite 600
Dallas, Texas 75252

PMC CAPITAL, INC. AND PMC COMMERCIAL TRUST
ANNOUNCE MERGER

Dallas, TX	March 28, 2003

     PMC Commercial Trust (AMEX: PCC) and PMC Capital, Inc. (AMEX: PMC) today announced that they have entered into a definitive merger agreement under which PMC Commercial Trust (“PMC Commercial”) will merge with PMC Capital, Inc. (“PMC Capital”).

     Under the terms of the merger agreement, PMC Capital will be merged into PMC Commercial, with PMC Commercial continuing as the surviving entity. Each issued and outstanding share of PMC Capital common stock will be converted into 0.37 of a common share of PMC Commercial.

     Completion of the merger, which is expected to occur in the fourth quarter of 2003, is subject to approval by the shareholders of PMC Capital and PMC Commercial and customary closing conditions. The merger has been recommended by each company’s special committee and approved by the boards of PMC Capital and PMC Commercial, both of which will recommend that their respective shareholders vote in favor of the transaction.

     Andrew S. Rosemore, Chairman of the Board of PMC Commercial, said, “This transaction will provide a larger asset and equity base that is anticipated to enhance our future growth. Becoming a self-directed, instead of externally managed, REIT is a significant development in our ability to expand our investment parameters.”

     Lance B. Rosemore, Chief Executive Officer of PMC Capital, said, “We are very pleased to be able to combine our business platform and portfolio with the portfolio of PMC Commercial.

Together, we anticipate that we will have a more cost effective capital structure that will allow for greater investment opportunities.”

     PMC Capital and PMC Commercial have established a toll-free number 1-800-486-3223 x256 for investors to call and request copies of public filings and press releases. In addition, investors may call this toll-free number and reach each respective company’s Investor Relations Department to ask questions based on publicly available information.

     PMC Commercial is a real estate investment trust (REIT) that primarily originates commercial real estate loans primarily to operators in the hospitality industry. PMC Commercial also owns limited service hotel properties leased to a third party operator.

     PMC Capital is a diversified, closed-end management company that has elected to operate as a business development company under the Investment Company Act of 1940. PMC Capital is a national lender to small businesses primarily in the hospitality industry.

     CERTAIN MATTERS DISCUSSED HEREIN MAY CONSTITUTE “FORWARD-LOOKING STATEMENTS.” PMC CAPITAL AND PMC COMMERCIAL INTEND SUCH FORWARD-LOOKING STATEMENTS TO BE COVERED BY THE SAFE HARBOR PROVISIONS FOR FORWARD-LOOKING STATEMENTS, AND ARE INCLUDING THIS STATEMENT FOR PURPOSES OF COMPLYING WITH THESE SAFE HARBOR PROVISIONS. ALTHOUGH THE COMPANIES BELIEVE THE FORWARD-LOOKING STATEMENTS ARE BASED ON REASONABLE ASSUMPTIONS, THE COMPANIES CAN GIVE NO ASSURANCE THAT THEIR EXPECTATIONS WILL BE ATTAINED. ACTUAL RESULTS AND THE TIMING OF CERTAIN EVENTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN OR CONTEMPLATED BY THE FORWARD-LOOKING STATEMENTS DUE TO A NUMBER OF FACTORS, INCLUDING, WITHOUT LIMITATION, THE SATISFACTION OF THE CONDITIONS TO CLOSING, INCLUDING RECEIPT OF SHAREHOLDER AND REGULATORY APPROVAL, THE TAX-FREE NATURE OF THE MERGER, THE EFFECT OF WAR OR THE THREAT OF WAR AND THE RECENT TERRORIST ATTACKS, GENERAL ECONOMIC AND REAL ESTATE CONDITIONS, THE CYCLICALITY OF THE HOTEL BUSINESS, INCREASED SUPPLY AND WEAK DEMAND WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM HISTORICAL RESULTS OR THOSE ANTICIPATED, INCREASES IN OPERATING COSTS RESULTING IN LOWER OPERATING MARGINS, THE CONTINUED ABILITY OF PMC COMMERCIAL TO QUALIFY FOR TAXATION AS A REIT, AND OTHER RISKS DETAILED FROM TIME TO TIME IN THE FILINGS OF PMC CAPITAL AND PMC COMMERCIAL WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”), INCLUDING, WITHOUT LIMITATION, THE RISKS DESCRIBED IN THEIR RESPECTIVE FORM 10-K. THE COMPANIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

     THIS MATERIAL IS NOT A SUBSTITUTE FOR THE JOINT PROXY STATEMENT/PROSPECTUS PMC COMMERCIAL AND PMC CAPITAL WILL FILE

WITH THE SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHICH WILL CONTAIN IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS, WHEN IT BECOMES AVAILABLE. THE JOINT PROXY STATEMENTS/PROSPECTUS AND OTHER DOCUMENTS WHICH WILL BE FILED BY PMC COMMERCIAL AND PMC CAPITAL WITH THE SEC WILL BE AVAILABLE FREE OF CHARGE AT THE SEC’S WEBSITE (www.sec.gov) OR BY DIRECTING A REQUEST WHEN SUCH A FILING IS MADE TO PMC COMMERCIAL, 18111 PRESTON ROAD, SUITE 600, DALLAS, TEXAS 75252, ATTN: INVESTOR RELATIONS, TELEPHONE (800) 486-3223 x3256; OR BY DIRECTING A REQUEST WHEN SUCH A FILING IS MADE TO PMC CAPITAL, 18111 PRESTON ROAD, SUITE 600, DALLAS, TEXAS 75252, ATTN: INVESTOR RELATIONS, TELEPHONE (800) 486-3223 x3256.